SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of August, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND JUNE 30, 2006 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2006
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Jun 30,     Jun 30,
                                                         2005        2006        2006

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    293,162$        902          80
  Due from related parties .........................      97,616     225,262      19,984
  Taxes recoverable and other assets ...............      43,132      45,333       4,022
            Total current assets ...................     433,910     271,497      24,085
LONG-TERM RELATED PARTIES ..........................   8,716,886   9,568,468     848,848
INVESTMENT IN SUBSIDIARIES .........................   3,504,522   3,605,878     319,888
OTHER ASSETS, net ..................................      31,389      27,260       2,418
            Total  assets ..........................$ 12,686,707$ 13,473,103   1,195,240

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     149,164     157,091      13,936
  Interest payable .................................         234           0           0
  Trade accounts payable ...........................         876         162          14
  Accrued liabilities ..............................     209,133     200,685      17,803
            Total  current liabilities .............     359,407     357,938      31,754
LONG-TERM DEBT .....................................   5,674,541   5,897,536     523,188
LONG-TERM RELATED PARTIES ..........................   1,911,900   2,304,310     204,422
            Total long term liabilities ............   7,586,441   8,201,846     727,611
            Total  liabilities .....................   7,945,848   8,559,784     759,364
STOCKHOLDERS' EQUITY:
            Total stockholders' equity .............   4,740,859   4,913,319     435,875
            Total liabilities and stockholders' equi$ 12,686,707$ 13,473,103   1,195,240

               Exchange rate: $ 11.2723


CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2006
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year   Acum. Jun   Acum. Jun
                                                                     2005        2006      US$ 2006

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    180,305$   -236,255     -20,959
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................      10,348           0           0
       Loss in subsidiaries ....................................     889,716     288,563      25,599
       Deferred income taxes ...................................     319,128      23,178       2,056
       Other....................................................           0           0           0
       Total items which do not require cash....................   1,219,192     311,741      27,655
  Net resources generated from income ..........................   1,399,497      75,486       6,697
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................       4,321           0           0
    Decrease (Increase) in current assets ......................      36,309      -2,201        -195
    Decrease (increase) in account receivables, net ............     -52,673    -127,646     -11,324
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................       4,528      -9,396        -834
  Resources generated by operating activities ..................   1,391,982     -63,757      -5,656
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............  -4,100,830    -228,503     -20,271
       Increase (Decrease) in capital ..........................     292,617           0           0
       Gain on shares acquisition ..............................   2,993,053           0           0
  Net resources generated from financing activities ............    -815,160    -228,503     -20,271
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....     398,728           0           0
       Investment in subsidiaries ..............................    -689,685           0           0
  Net resources applied to investing activities ................    -290,957           0           0
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     285,865    -292,260     -25,927
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............       7,297     293,162      26,007
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    293,162$        902US        80


* The exchange rate of 11.2723 was used for translation purposes.


CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2006

                                           Thousands of Pesos                 Thousands of Dollars
                                              2Q          2Q                      2Q          2Q
                                             2005        2006        Var         2005        2006        Var

Gain (Loss) in subsidiaries .............$  -124,793$   -142,495         14%     -11,229     -12,640         13%

Selling and Administrative expenses .....      2,039       1,836        -10%         183         163        -11%
     Operating income ...................   -126,832    -144,331         14%     -11,412     -12,803         12%
FINANCIAL EXPENSE:
Interest expense ........................    116,668     186,721         60%      10,494      16,565         58%
Interest income .........................   -283,744    -208,407        -27%     -25,521     -18,488        -28%
Exchange (gain) loss, net ...............    -19,315         718     N/A          -1,737          64     N/A
Gain on monetary position ...............      4,699      -2,796     N/A             423        -248     N/A
  Total financial expense ...............   -181,692     -23,764        -87%     -16,341      -2,107        -87%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -42,907      -4,445        -90%      -3,859        -394        -90%
  Total other income (expense) ..........    -42,907      -4,445        -90%      -3,859        -394        -90%
  Income (loss) before income and asset t     11,953    -125,012     N/A           1,070     -11,090     N/A
Provision for deferred income taxes .....    -21,892         982     N/A          -1,969          87     N/A
Net income ..............................$    33,845$   -125,994     N/A           3,039     -11,177     N/A


CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2006

                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2005        2006        Var         2005        2006        Var

Gain (Loss) in subsidiaries .............$ -1,204,05$   -288,563        -76%    -104,826     -26,106        -75%

Selling and Administrative expenses .....      3,476       3,168         -9%         308         286         -7%
     Operating income ...................  -1,207,52    -291,731        -76%    -105,134     -26,392        -75%
FINANCIAL EXPENSE:
Interest expense ........................    243,787     360,761         48%      21,515      32,577         51%
Interest income .........................  -1,538,888   -398,834        -74%    -134,344     -36,007        -73%
Exchange (gain) loss, net ...............    -21,477       1,128     N/A          -1,925         102     N/A
Gain on monetary position ...............    -24,437       7,450     N/A          -2,103         695     N/A
  Total financial expense ...............  -1,341,01     -29,495        -98%    -116,857      -2,633        -98%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -112,496      49,159     N/A          -9,893       4,538     N/A
  Total other income (expense) ..........   -112,496      49,159     N/A          -9,893       4,538     N/A
  Income (loss) before income and asset t     20,991    -213,077     N/A           1,830     -19,221     N/A
Provision for deferred income taxes .....     60,119      23,178        -61%       5,141       2,129        -59%
Net income ..............................$   -39,128$   -236,255        504%      -3,311     -21,350        545%

CORPORACION DURANGO, S.A. DE C.V.
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:

FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE UNCONSOLIDATED FINANCIAL STATEMENTS.

1.1 BASIS OF PRESENTATION:
THE UNCONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO (MEXICAN GAAP) ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (MIPA).

AS OF JUNE 1, 2004, THE MEXICAN BOARD FOR RESEARCH AND DEVELOPMENT OF FINANCIAL REPORTING STANDARDS, OR CINIF, ASSUMED THE RESPONSIBILITY OF ESTABLISHING MEXICAN ACCOUNTING AND REPORTING STANDARDS. AS PART OF ITS RESPONSIBILITY, AND AFTER DUE EXPOSURE IN 2004 AND 2005, THE CINIF ISSUED SEVERAL FINANCIAL REPORTING STANDARDS (NORMAS DE INFORMACION FINANCIERA, OR
NIFS) THAT BECAME EFFECTIVE ON JANUARY 1, 2006.

THE PRINCIPAL OBJECTIVE OF THE CINIF IN ISSUING THE NIFS IS TO ACHIEVE GREATER CONCURRENCE BETWEEN MEXICAN GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS).

THE STRUCTURE OF THE NIFS IS AS FOLLOWS:

- NEW BULLETINS AND INTERPRETATIONS TO THE BULLETINS ISSUED BY CINIF.
- EXISTING BULLETINS ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS THAT HAVE NOT BEEN AMENDED, REPLACED OR REPEALED BY THE NEW NIFS.
- IFRSS THAT ARE SUPPLEMENTARY GUIDANCE TO BE USED WHEN MEXICAN GAAP DOES NOT PROVIDE PRIMARY GUIDANCE.

THE CIRCULARS ISSUED BY THE ACCOUNTING PRINCIPLES BOARD WILL CONTINUE
TO HAVE THE STATUS OF RECOMMENDATIONS AND WILL BE PART OF THE NIFS UNTIL SUCH TIME AS THEY ARE REPLACED OR REPEALED BY NIFS.

THE NIFS ISSUED TO DATE ARE NOT EXPECTED TO HAVE A SIGNIFICANT EFFECT ON FINANCIAL INFORMATION REPORTING. THEY ARE THE FOLLOWING:

NIF A-1 "FINANCIAL INFORMATION STANDARDS STRUCTURE".
NIF A-2 "BASIC PRINCIPLES".
NIF A-3 "USERS REQUIREMENTS AND FINANCIAL STATEMENTS OBJECTIVES".
NIF A-4 "FINANCIAL STATEMENTS QUALITATIVE CHARACTERISTICS".
NIF A-5 "FINANCIAL STATEMENTS BASIC ELEMENTS".
NIF A-6 "RECOGNITION AND VALUATION".
NIF A-7 "PRESENTATION AND DISCLOSURE".
NIF A-8 "SUPPLEMENTARY STANDARDS TO MEXICAN GAAP".
NIF B-1 "ACCOUNTING CHANGES AND ERROR CORRECTIONS".

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
THE UNCONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND REFLECT THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE MOST RECENT REPORTING DATE. FOR COMPARISON PURPOSES, UNCONSOLIDATED FINANCIAL STATEMENTS OF PRIOR YEARS HAVE ALSO BEEN RESTATED TO REFLECT IDENTICAL PURCHASING POWER, USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL CONSUMER PRODUCTS INDEX (NCPI) ISSUED BY BANCO DE MEXICO.

1.3 INVESTMENTS IN SUBSIDIARIES:
INVESTMENTS IN AFFILIATED AND ASSOCIATED COMPANIES STOCKS ARE VALUED BY THE PARTICIPATION METHOD. THE ACQUISITION COST OF THE STOCKS IS MODIFIED BY THE PROPORTIONAL PART OF THE CHANGES IN THE CAPITAL STOCK OF AFFILIATED AND ASSOCIATED COMPANIES AFTER THE ACQUISITION DATE. PARTICIPATION OF THE COMPANY IN THE AFFILIATED AND ASSOCIATED COMPANIES' INCOME IS PRESENTED SEPARATELY IN THE STATEMENTS OF OPERATIONS.

1.4 FINANCIAL INSTRUMENTS:
FINANCIAL INSTRUMENTS HELD FOR TRADING OR AVAILABLE FOR SALE ARE VALUED AT FAIR VALUE (WHICH IS SIMILAR TO MARKET VALUE) WITH GAINS OR LOSSES RECOGNIZED IN THE STATEMENT OF OPERATIONS. FAIR VALUE IS THE AMOUNT FOR WHICH A FINANCIAL ASSET CAN BE EXCHANGED OR A FINANCIAL LIABILITY CAN BE PAID IN AN ARM'S-LENGTH TRANSACTION BETWEEN INTERESTED AND WILLING PARTIES.

1.5 RIGHTS AND LIABILITIES VALUATION IN FOREIGN CURRENCY:
FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE APPLICABLE EXCHANGE RATE IN EFFECT AT THE TRANSACTION DATE. MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY ARE TRANSLATED INTO MEXICAN PESOS AT THE APPLICABLE EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE. DIFFERENCES DUE TO EXCHANGE RATE FLUCTUATIONS FROM TRANSACTIONS AND PAYMENT DATES OR VALUATIONS AS OF THE MOST RECENT BALANCE SHEET DATE ARE RECOGNIZED IN INCOME. EXCHANGE RATE AS OF JUNE 30st,2006 WAS $11.2723.

STOCK INVESTMENT:

THE INVESTMENT IN SUBSIDIARIES' STOCK IS PRESENTED VALUED UNDER THE EQUITY METHOD, TO FULFILL THE LEGAL DISPOSITIONS REQUIRING THE PRESENTATION OF "CODUSA'S" FINANCIAL STATEMENTS AS A LEGAL ENTITY. MOST SIGNIFICANT SUBSIDIARIES ARE AS FOLLOWS:

    GROUP (OR COMPANY)           OWNERSHIP PERCENTAGE           ACTIVITY
INDUSTRIAS CENTAURO, S.A. DE C.V.       99%            MANUFACTURING OF PAPER FOR
                                                       CORRUGATED BOXES
COMPANIA PAPELERA DE ATENQUIQUE,        98%            MANUFACTURING OF PAPER FOR
S.A. DE C.V.                                           CORRUGATED BOXES
DURANGO INTERNATIONAL, INC.            100%            MANUFACTURING OF PAPER FOR
                                                       CORRUGATED BOXES AND
                                                       CORRUGATED BOXES
EMPAQUES DE CARTON TITAN,              100%            MANUFACTURING OF CORRUGATED
S.A. DE C.V.                                           BOXES AND MULTI-WALL SACKS
GRUPO PIPSAMEX, S.A. DE C.V.           100%            MANUFACTURING OF NEWSPRINT
                                                       AND BOND PAPER
DURANGO INTERNACIONAL, S.A. DE C.V.    100%            ADVISORY, ADMINISTRATIVE
                                                       AND ORGANIZATION SERVICES
PORTEADORES DE DURANGO, S.A. DE        100%            HAULING FREIGHT
C.V.
ADMINISTRACION CORPORATIVA DE          100%            ADMINISTRATIVE SERVICES
DURANGO, S.A. DE C.V.
PONDEROSA INDUSTRIAL DE MEXICO,        100%            MANUFACTURING OF PLYWOOD
S.A. DE C.V.
COMPANIA FORESTAL DE DURANGO,          100%            ADMINISTRATIVE SERVICES
S.A. DE C.V.

STOCKHOLDERS' EQUITY:

CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY LEGAL RESERVE AND RETAINED EARNINGS, INCLUDE THE RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX (NCPI) FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY. THE RESTATED AMOUNTS REPRESENT THE REQUIRED AMOUNT TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF JUNE 30st,2006.

FIXED AND VARIABLE EQUITY COMPONENTS:

                          AMOUNT           NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                         --------          -----------
                        1,660,947          110,641,111

DEFERRED TAXES:

AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES" THE COMPANY RECOGNIZED TO THAT DATE (JANUARY 1st.,2000) THE INITIAL EFFECT OF DEFERRED TAXES DERIVED FROM TEMPORARY DIFFERENCES AS A GAIN OR A LOSS,IN SUBSECUENT PERIODS THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING COMPANY AND ITS SUBSIDIARIES USE THE INTEGRAL ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH TAX, USING THE APPLICABLE STATUTORY TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX VALUES OF THE ASSETS AND LIABILITIES AS OF THE END OF THE PERIOD.

INTERNAL CONTROL:

THE COMPANY HAS STARTED IMPLEMENTATION OF THE SARBANES OXLEY ACT WITH ADVISE FROM EXPERT ADVISORS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  Aug 8, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer